Benchmark Securities, LLC
Statement of Income
For the Year Ended December 31, 2015

Revenue:	
Principal transactions	$ 8,847,248
Underwritings	35,382
Interest and dividends	365,599
Loss on mark-to-market securities	(46,162)
Total revenue	9,202,067
Expenses:	
Employee compensation and benefits	4,727,718
Transaction fees and expenses	1,239,544
Communications and data processing	792,916
Interest	220,912
Regulatory	75,441
Occupancy	66,427
Other expenses	303,490
Total expenses	7,426,448
Net income	$ 1,775,619

The accompanying notes are an integral part of these financial statements.